UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By	:	/s/ Xiaofan Wang
Name	:	Xiaofan Wang
Title	:	Chief Financial Officer

Date: November 16, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding the 2015 annual general meeting of Ctrip.com International, Ltd.
99.2	Notice of the 2015 annual general meeting of Ctrip.com International, Ltd.
99.3	Form of Proxy for the Annual General Meeting of Shareholders of Ctrip.com International, Ltd.